UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

BLACKROCK NEW YORK MUNICIPAL BOND TRUST

(Name of Issuer)

Common Shares, $0.001 par value

(Title of Class of Securities)

09249P106

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, New York 10174

Attention: Michael D'Angelo

(212) 542-4635

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

Attention: Adam W. Finerman, Esq.

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 17, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09249P106

1	NAME OF REPORTING PERSON

Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		339,707[1]
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

339,707
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

339,707
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.1%
14	TYPE OF REPORTING PERSON

PN; IA

The percentages used herein are calculated based upon 2,800,105 shares of common stock outstanding as of 8/31/2019, as disclosed in the company's N-CSR filed 11/05/2019

1 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

2

CUSIP No. 09249P106

1	NAME OF REPORTING PERSON

Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		339,707[2]
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

339,707
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

339,707
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.1%
14	TYPE OF REPORTING PERSON

IN

The percentages used herein are calculated based upon 2,800,105 shares of common stock outstanding as of 8/31/2019, as disclosed in the company's N-CSR filed 11/05/2019

2 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

3

CUSIP No. 09249P106

1	NAME OF REPORTING PERSON

Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		339,707[3]
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

339,707
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

339,707
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.1%
14	TYPE OF REPORTING PERSON

OO

The percentages used herein are calculated based upon 2,800,105 shares of common stock outstanding as of 8/31/2019, as disclosed in the company's N-CSR filed 11/05/2019

3 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

4

CUSIP No. 09249P106

Item 1.	SECURITY AND ISSUER

This Amendment No. 4 amends and supplements the statement on Schedule 13D filed with the SEC on April 1, 2019, as amended by Amendment No. 1 filed September 10, 2019, Amendment No. 2 filed December 18, 2019 and Amendment No. 3 filed December 23, 2019, with respect to the common shares of Blackrock New York Municipal Bond Trust. This Amendment No. 4 amends Items 4 and 7 as set forth below.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On January 17, 2020, Saba Capital submitted to the Issuer a proposal (the “Proposal”) pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended. The Proposal requests that the Board of Trustees of the Issuer (the “Board”) consider authorizing a self-tender offer for all outstanding shares of the Issuer at or close to net asset value. The Proposal further states that, if more than 50% of the Issuer’s outstanding shares are submitted for tender, the tender offer should be cancelled and the Issuer should be liquidated or converted into an open-end mutual fund. The foregoing description of the Proposal is qualified in its entirety by the full text of the Proposal, a copy of which is attached as Exhibit 1 hereto and incorporated by reference herein.

The Reporting Persons may engage in discussions with management and the Board regarding the long-term performance of the Issuer and the trading of the common shares at a discount to the Issuer’s net asset value.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following exhibit:

1.	Proposal

5

CUSIP No. 09249P106

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 17, 2020

SABA CAPITAL MANAGEMENT, L.P.

By:	/s/ Michael D'Angelo
	Name:	Michael D'Angelo
	Title:	Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

SABA CAPITAL MANAGEMENT GP, LLC
By:	Boaz R. Weinstein, its Managing Member

By:	/s/ Michael D'Angelo
	Name:	Michael D'Angelo
	Title:	Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

6

CUSIP No. 09249P106

Exhibit 1

Proposal

Proposal

BE IT RESOLVED, that the shareholders of BlackRock New York Municipal Bond Trust (the “Trust”), request that the Board of Trustees (the “Board”) consider authorizing a self-tender offer for all outstanding shares of the Trust at or close to net asset value (“NAV”). If more than 50% of the Trust’s outstanding shares are submitted for tender, the tender offer should be cancelled and the Trust should be liquidated or converted into an open-end mutual fund.

Supporting Statement:

The Trust’s 2019 average discount to NAV was -9.5%, and the Trust has traded at an average discount to NAV of -11.0% over the last three years. In fact, the Trust has not traded at or above NAV for more than six years.

As a shareholder, a discount to NAV is problematic because if you sell shares you will not receive full value.

When funds suffer from persistent discounts, investors require: (1) a thoughtful and thorough explanation of management’s recent decisions, and (2) the board’s plan going forward. Neither of these proactive steps has been offered by management or the Board, which is why we believe the Trust has suffered perpetually wide discounts.

The Trust’s excessive discount level indicates that the market has lost faith in management’s ability to add to shareholder value.

Similar to many other recent corporate actions in the closed-end fund space, shareholders should have the opportunity to realize a price for their shares close to NAV. Toward that end, the Board should consider authorizing a self-tender offer for all outstanding shares of the Trust at or close to NAV. If a majority of the Trust’s outstanding shares are tendered, that would demonstrate that there is insufficient shareholder support for continuing the Trust as a closed-end fund. In that case, the tender offer should be cancelled and the Trust should be liquidated or converted into an open-end mutual fund.

The Trust and Board are likely to come up with a litany of arguments against this Proposal, but the simple fact is that management and the Board have not been able to effectively manage the Trust’s discount.

Please vote FOR the Proposal and tell the Board that you want it to take action to collapse the Trust’s discount and increase shareholder value.